SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

May 11, 2009

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

BANCO MACRO ANNOUNCES RESULTS FOR THE FIRST QUARTER OF 2009

Buenos Aires, Argentina, May 11, 2009 – Banco Macro S.A. (NYSE: BMA; Buenos Aires: BMA) (“Banco Macro” or “BMA” or the “Bank”) announced today its results for the first quarter period ended March 31, 2009 (“1Q09”).  All figures are in Argentine pesos (Ps.) and have been prepared in accordance with Argentine GAAP.

SUMMARY

•
The Bank’s net income totalled Ps.156.0 million.  This result was 3% higher than the Ps.151.6 million posted for the first quarter of 2008 (“1Q08”). The annualized 1Q09 ROAE and ROAA were 21.7% and 2.6%, respectively.

•	The Bank’s net financial income was Ps.496.7 million, increasing 40% year to year (“YoY”). Banco Macro’s operating income rose 74% YOY to Ps.309.5 million.

•
Banco Macro’s financing to the private sector grew 11% YoY, or Ps.1.2 billion. Loans to SMEs and export-financing led the expansion with a 28% YoY growth, while personal loans, which represent a strategic product for the Bank, grew 8% YoY.

•
Total deposits grew 9%, or Ps.1.5 billion quarter to quarter (QoQ), totalling Ps.17.3 billion and representing 79% of the Bank’s liabilities. The growth in QoQ deposits was led by private sector CDs (21% increase).

•
Banco Macro continued showing a strong solvency ratio, with an excess capital of Ps.1.90 billion (24.6% capitalization ratio). In addition, the Bank’s liquid assets remained at a high level, reaching 56.0% of its total deposits.

•	The Bank’s non-performing loans to total loans ratio was 3.06% and the coverage ratio reached 121.16%.

RESULTS

Earnings per outstanding share were Ps.0.26.  This was 18% or Ps.0.04 higher than 1Q08’s Ps.0.22.

EARNINGS PER SHARE	MACRO consolidated
	I08	II08	III08	IV08	I09

Net income (M $)	151.6	161.0	163.3	184.1	156.0
Average shares outstanding (M)	683.2	679.4	650.7	619.6	601.2
Average shares in portfolio (M)	0.7	4.5	33.2	64.3	82.8
Average shares issued (M)	683.9	683.9	683.9	683.9	683.9
Book value per issued share ($)	4.17	4.04	4.01	4.12	4.27
Earnings per outstanding share ($)	0.22	0.24	0.25	0.30	0.26

Banco Macro’s 1Q09 net income rose by 3% YoY from Ps.151.6 million in 1Q08 to Ps.156.0 million in 1Q09.   However, the Bank’s operating result jumped 74% YoY to Ps.309.5, while net financial income grew 40% YoY to Ps.496.7 million.

The Bank’s 1Q09 ROAE and ROAA were 21.7% and 2.6%, respectively. Additionally, the obtained ROAE has a higher value considering the leverage of Banco Macro’s balance sheet (8.5x assets to equity ratio) was lower than the system and our competitors’ average.

INCOME STATEMENT	MACRO consolidated
In MILLION $	I08	II08	III08	IV08	I09

Net financial income	354.9	398.6	367.4	566.9	496.7
Provision for loan losses	-28.7	-43.2	-25.0	-200.7	-25.7
Net fee income	153.3	174.5	189.2	202.3	197.7
	479.5	529.9	531.6	568.5	668.6
Administrative expenses	-301.8	-296.3	-297.8	-315.5	-359.1
Operating result	177.7	233.6	233.8	253.0	309.5
Minority interest	-0.6	-0.7	-1.1	-1.0	-0.7
Net other income	12.8	-12.9	11.5	15.1	2.4
Earnings before income tax	189.9	220.0	244.2	267.1	311.1
Income tax	-38.3	-59.0	-80.9	-83.0	-155.2
NET INCOME	151.6	161.0	163.3	184.1	156.0

The Bank’s financial income of Ps.925.2 million increased 53% YoY, or Ps.321.5 million. This strong performance was mainly driven by the increase in interest on loans and higher income in foreign currency trading and securities.

1Q09 Results	Page 2 of 16

Interest on loans increased Ps.176.9 million or 47% YoY and represented 59% of total financial income. This performance was in line with the private sector loan growth and higher interest rates (see  the “Private Sector Financing” section contained herein). Within this segment, interest on “other loans”, which includes personal loans, increased by 36% or Ps.79.8 million YoY.  In addition, interest on overdrafts climbed Ps.42.7 million or 75% while interests on credit cards rose Ps.26.5 million or 129% and interest on discounted documents increased Ps.20.4 million or 56%.

Income from government and private securities represented 20% of the Bank’s total financial income and grew Ps.44.6 million or 32% YoY.

Additionally, income from difference in quoted prices of foreign currency rose Ps.34.4 million or 287% YoY due to the depreciation in foreign exchange and its impact on the Bank’s foreign currency net asset position. Finally, other financial income increased Ps.97.4 million or 253% YoY due to higher income from foreign currency forwards.

CER-adjusted income and for Guarantee Loans (PGN) declined Ps.17.4 million or 78% and Ps.5.8 million or 64%, respectively.  This decline is due to the use of PGN for the pre-cancellation of Central Bank debt.

FINANCIAL INCOME	MACRO consolidated
In MILLION $	I08	II08	III08	IV08	I09

Interest on cash and due from banks	2.5	1.7	1.6	1.2	0.1
Interest on loans to the financial sector	2.6	3.9	4.9	4.2	3.3
Interest on overdrafts	56.6	77.4	100.4	122.8	99.3
Interest on documents	36.7	37.8	54.2	56.2	57.1
Interest on mortgages	21.3	22.9	26.0	26.9	26.9
Interest on pledges	15.2	15.9	16.6	16.8	16.4
Interest on credit cards	20.6	24.5	32.1	40.8	47.1
Interest on other loans	220.3	240.4	268.9	303.2	300.1
Interest on other receivables from finan. interm.	6.2	3.7	3.6	0.9	0.0
Income from government & private securities (1)	139.6	156.4	122.6	222.7	184.2
Net options results	0.0	0.0	0.1	0.1	0.0
Results of guaranteed loans	9.0	9.2	9.3	9.5	3.2
CER adjustment	22.4	21.6	14.3	12.2	5.0
CVS adjustment	0.2	0.2	0.2	0.2	0.2
Difference in quoted prices of foreign currency	12.0	47.0	21.0	63.1	46.4
Other	38.5	36.7	58.3	112.0	135.9

Total financial income	603.7	699.3	734.1	992.8	925.2

(1) Income from government & private securities
LEBAC / NOBAC	133.6	119.8	106.2	201.2	113.3
Other	6.0	36.6	16.4	21.5	70.9
TOTAL	139.6	156.4	122.6	222.7	184.2

1Q09 Results	Page 3 of 16

In 1Q09, Banco Macro’s financial expenses climbed 72% YoY, or Ps.179.8 million, to Ps.428.6 million. This increase was mainly driven by the growth in interest on deposits, which rose 98% YoY, and represented 80% of the Bank’s total financial expenses. This can be traced to an increase in interest on time deposits.

In addition, other financial expenses rose Ps.20.4 million YoY based on a higher gross-income tax expense.

Finally, CER-adjusted expenses decreased 83% YoY, or Ps.9.5 million explained by the pre-cancellation of Central Bank debt.

FINANCIAL EXPENSES	MACRO consolidated
In MILLION $	I08	II08	III08	IV08	I09

Interest on checking accounts	4.0	3.4	4.7	5.6	4.8
Interest on saving accounts	3.4	3.3	3.2	4.6	4.0
Interest on time deposits	165.7	186.6	270.4	311.2	334.3
Interest on loans from the financial sector	1.0	0.8	1.3	0.8	0.5
Interest on other loans from the financial sector	23.9	22.0	22.5	22.7	22.1
Interest on subordinated notes	11.8	11.5	11.7	12.5	13.1
Other Interest	2.3	2.5	2.0	2.0	1.1
CER adjustments	11.4	10.5	6.4	4.7	1.9
Deposits guarantee fond	6.0	6.2	6.7	7.1	7.1
Other	19.3	53.9	37.8	54.7	39.7

Total Financial Expenses	248.8	300.7	366.7	425.9	428.6

In 1Q09, Banco Macro’s net financial income of Ps.496.7 million was Ps.141.8 million or 40% higher than the net financial income for 1Q08. The quarterly operating result of Ps.309.5 million was 74% higher than the Ps.177.7 million posted in 1Q08.

Banco Macro’s net fee income of Ps.197.7 million rose by 29%, or Ps.44.4 million, from last year’s level of Ps.153.3 million.  This growth is explained by both an increase in fees on deposit accounts and an increase in debit and credit card fees.

1Q09 Results	Page 4 of 16

NET FEE INCOME	MACRO consolidated
In MILLION $	I08	II08	III08	IV08	I09

Fee charges on deposit accounts	126.6	137.9	152.8	170.1	168.9
Debit and credit card income	35.4	36.9	39.9	41.0	39.4
Other fees related to foreign trade	4.1	5.9	4.8	4.5	6.1
Credit-related fees	14.3	20.4	15.3	13.7	13.5
Lease of safe-deposit boxes	3.8	3.7	3.8	5.0	4.6
Other	12.6	13.3	12.2	13.7	19.5
Total fee income	196.8	218.1	228.8	248.0	252.0

Total fee expenses	43.5	43.6	39.6	45.7	54.3

Net fee income	153.3	174.5	189.2	202.3	197.7

In 1Q09, Banco Macro’s administrative expenses grew 19% YoY from Ps.301.8 million in 1Q08 to Ps.359.1 million in 1Q09. Personnel expenses climbed by 8% YoY due to an increase in salaries  in 2008. However, the quarterly increase of personnel expenses is due to to greater provisions for salary increases that are expected for the current year.

Other operating expense grew Ps.8.9 million YoY, due to higher maintenance, electricity and communications expenses.

Banco Macro’s efficiency ratio (expenses / net financial and fee income) reached 51.7%, showing a large improvement when compared to 1Q08’s level of 59.4%.

ADMINISTRATIVE EXPENSES	MACRO consolidated
In MILLION $	I08	II08	III08	IV08	I09

Personnel expenses	213.9	187.2	194.2	202.9	232.0
Fees to directors & statutory auditors	3.8	13.4	4.2	5.5	12.6
Other professional fees	10.2	11.8	14.9	18.1	16.5
Advertising & publicity	10.2	14.3	14.5	14.2	6.9
Taxes	2.7	3.4	3.0	3.3	17.8
Equipment depreciation	12.9	12.5	12.2	12.9	13.1
Organization expenses amortization	6.0	6.1	6.4	7.1	7.8
Other operating expenses	39.1	42.7	42.6	46.5	48.0
Other	3.0	4.9	5.8	5.0	4.4
Total Administrative Expenses	301.8	296.3	297.8	315.5	359.1

Total Employees	7,846	7,962	7,958	7,920	7,874
Branches	426	423	423	416	413

Efficiency ratio	59.4%	51.7%	53.5%	41.0%	51.7%

Efficiency ratio accumulated	59.4%	55.3%	54.7%	50.3%	51.7%

1Q09 Results	Page 5 of 16

In 1Q09, the Bank’s net other income was Ps.2.4 million. The quarterly decrease of 53% was due to a lower recovery of loans and reversed allowances.

NET OTHER INCOME	MACRO consolidated
In MILLION $
	I08	II08	III08	IV08	I09
Other Income
Penalty interest	2.6	2.9	3.8	5.7	5.5
Recovered loans and allowances reversed	29.8	16.8	15.0	32.9	10.0
Other	21.1	11.7	35.0	11.2	7.7
Total Other Income	53.5	31.4	53.8	49.8	23.2
Other Expense
Uncollected charges for other loans and other provisions	11.4	4.0	11.4	10.4	6.7
Difference in amparos amortization	9.0	6.4	7.3	6.8	6.4
Goodwill amortization	2.1	2.1	2.1	2.1	2.1
Other Expense	18.2	31.8	21.5	15.4	5.6
Total Other Expense	40.7	44.3	42.3	34.7	20.8

Net Other Income	12.8	-12.9	11.5	15.1	2.4

In 1Q09, Banco Macro’s effective income tax rate was 49.9%, an increase of 29.8% from the rate of 20.1% registered in 1Q08. This increase can be explained by no longer having the benefit of Nuevo Banco Bisel’s tax-loss carry forwards as they have been fully utilized and to the additional provisions of Ps.42 million accounted for the tax impact that the pre-cancellation of Central Bank debt with PGN had.

FINANCIAL ASSETS

Private sector financing

The volume of “core” financing to the private sector continued to grow at strong rates (17% YoY or Ps.1.5 billion). Aggregating the Bank’s personal financial trust and leasing portfolio, total financing increased 13% YoY.  After netting the effects related to the Bank’s liquidity management policy (advances to AAA companies) increased 11% or Ps.1.2 billion YoY.

In 1Q09, the Bank’s “other loans” segment, which includes structured loans to SMEs and export-financing loans, rose 28% YoY. Meanwhile, Banco Macro’s credit card lending and personal loans grew 10% and 8%, respectively.

In addition, overdrafts to “AAA” companies grew Ps.171.3 million or 91% YoY.   Discounted documents increased 21% YoY or Ps.227 million.

1Q09 Results	Page 6 of 16

PRIVATE SECTOR LOAN PORTFOLIO	MACRO consolidated					Variation
In MILLION $	I08	II08	III08	IV08	I09	Q to Q	Y to Y

Overdrafts (total)	1,116.7	2,022.5	1,916.2	1,556.4	1,482.1	-5%	33%
Overdrafts	928.4	1,233.7	1,196.6	1,236.9	1,122.5	-9%	21%
AAA (liquidity administration)	188.3	788.8	719.6	319.5	359.6	13%	91%
Discounted documents	1,058.8	1,093.5	1,397.2	1,348.6	1,285.8	-5%	21%
Mortgages	621.6	722.9	736.5	738.6	752.0	2%	21%
Pledges	362.7	378.3	340.9	339.9	337.8	-1%	-7%
Consumer	3,521.7	3,744.1	3,813.9	3,806.5	3,806.7	0%	8%
Credit Cards	780.6	833.4	816.6	869.1	859.1	-1%	10%
Others	1,741.4	1,925.6	1,846.8	2,071.9	2,222.6	7%	28%
Total credit to the private sector	9,203.5	10,720.3	10,868.1	10,731.0	10,746.1	-1%	17%
Financial trusts	658.7	733.5	549.4	564.9	495.9	-12%	-25%
Leasing	387.5	388.9	380.7	360.8	332.2	-8%	-14%
Total credit w/ f. trusts and leasing	10,249.7	11,842.7	11,798.2	11,656.7	11,574.2	-1%	13%

Total credit w/o liquidity administration	10,061.4	11,053.9	11,078.6	11,337.2	11,214.6	-1%	11%

PUBLIC SECTOR ASSETS

The Bank’s exposure of public sector assets (net of LEBAC / NOBAC) to total assets ratio was 5.4% in 1Q09, which was below the 7.1% posted in 1Q08 and lower than the system’s February average of 9.2%.

The decrease was due to the pre-cancellation of Ps.216.9 million of debt with the Central Bank debt with PGNs. In addition, as a consequence of the exchange of PGNs into BONAR 2014, there was a qualitative change in Public Sector assets of Ps.231.9 million..

PUBLIC SECTOR ASSETS	MACRO consolidated
In MILLION $	I08	II08	III08	IV08	I09

LEBAC / NOBAC B.C.R.A.	3,856.3	3,118.5	4,227.8	3,418.3	3,830.9
Other	706.1	378.7	508.3	656.2	1,016.0
Government securities	4,562.4	3,497.2	4,736.1	4,074.5	4,846.9
Guaranteed loans	742.7	731.7	727.7	722.8	273.8
Provincial loans	0.4	0.3	0.1	19.1	20.5
Government securities loans	6.0	13.8	11.8	4.5	1.9
Loans	749.1	745.8	739.6	746.4	296.2
Purchase of government bonds	64.5	195.1	318.9	45.3	22.5
Other receivables for financial intermediation	64.5	195.1	318.9	45.3	22.5
BODEN to collect	22.6	18.7	17.6	14.1	13.4
Other receivables	22.6	18.7	17.6	14.1	13.4

TOTAL PUBLIC SECTOR ASSETS	5,398.6	4,456.8	5,812.2	4,880.3	5,179.0

TOTAL PUBLIC SECTOR LIABILITIES	580.4	685.1	618.0	449.3	149.3

Net exposure	4,818.2	3,771.7	5,194.2	4,431.0	5,029.7

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC )	1,542.3	1,338.3	1,584.4	1,462.0	1,348.1

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC) /TOTAL ASSETS	7.1%	6.3%	6.7%	6.5%	5.4%

Net exposure (net of LEBAC/NOBAC) / TOTAL ASSETS	4.5%	3.1%	4.1%	4.5%	4.8%

1Q09 Results	Page 7 of 16

FUNDING

Deposits

Banco Macro’s total deposit base amounted to Ps.17.3 billion in 1Q09.  This continued to be the most important source of funds for the Bank, growing 19% YoY, and representing 79% of the Bank’s total liabilities.

Private sector deposits led the quarterly growth with an increase of Ps.1.2 billion or 10%. Time deposits jumped 21%, while sight deposits (current and saving accounts) slightly declined from last quarter.

DEPOSITS	MACRO consolidated					Variation
In MILLION $	I 08	II 08	III 08	IV 08	I 09	Q to Q	Y to Y

Public sector	2,132.7	2,466.3	2,986.7	3,938.0	4,247.5	8%	99%

Financial sector	9.7	9.9	13.6	22.4	16.1	-28%	66%

Private sector	12,410.1	12,430.8	13,785.0	11,868.0	13,022.7	10%	5%
Current accounts	2,552.9	2,536.4	2,715.2	2,581.1	2,549.0	-1%	0%
Savings accounts	2,610.5	2,559.5	2,621.3	2,716.9	2,642.4	-3%	1%
Time deposits	6,667.4	6,776.8	7,884.4	6,031.9	7,293.9	21%	9%
Other	579.3	558.1	564.1	538.1	537.4	0%	-7%
TOTAL	14,552.5	14,907.0	16,785.3	15,828.4	17,286.3	9%	19%

Other sources of funds

In 1Q09, other sources of funds decreased Ps.271.6 million or 6% YoY.  This decrease was mainly due to the reduction in our Central Bank line as a result of the pre-cancellation of Ps. 291.6 million of Central Bank debt.

The quarter and annual increases in subordinated corporate bonds was due to the depreciation of the Argentine Peso.

In 1Q09, Banco Macro cancelled previously repurchased unsubordinated Class 2 Notes (Ps.35.8 million) and Class 3 Notes (Ps.22.0 million).  However, the effect was partially offset by the impact of the depreciation of the Argentine Peso on the Bank’s US dollar denominated debt (Ps.30.2 million) and the February 2009 interest payments of Ps.17.4 million on the Class 2 Notes.

Finally, the increase in the Bank’s equity from the fourth quarter of 2008, was due to 1Q09´s net income (Ps.156.0 million), which was partially offset by the shares bought back during 1Q09 (Ps.52.6 million).

1Q09 Results	Page 8 of 16

OTHER FUNDING	MACRO consolidated
In MILLION $	I08	II08	III08	IV08	I09

Central Bank	355.3	366.4	296.6	302.8	2.0
Banks and international institutions	170.5	212.7	243.3	232.4	214.7
Financing received from Argentine financial institutions	114.8	208.2	156.2	73.8	86.0
Subordinated corporate bonds	504.4	471.1	507.4	521.7	573.9
Unsubordinated corporate bonds	769.4	749.9	732.5	724.9	695.5
Shareholders´ equity	2,849.3	2,766.5	2,740.0	2,816.6	2,920.0
Total Funding	4,763.7	4,774.8	4,676.0	4,672.2	4,492.1

In March 2009, Banco Macro’s average cost of funds was 7.93%, one of the lowest in the banking sector.  Banco Macro’s transactional deposits represented approximately 40% of its deposit base.  These accounts are low cost and are not sensitive to interest rate increases.

LIQUID ASSETS

The Bank’s liquid assets increased by 19% QoQ, and 23% YoY.  Banco Macro increased its cash by Ps.1.3 billion YoY, LEBAC/NOBAC portfolio by Ps.258.3 million YoY and loans to AAA companies by Ps.171.3 million YoY. On a quarterly basis, LEBAC/NOBAC portfolio rose by Ps.1.3 billion.

Banco Macro’s liquid asset to total deposits ratio was 56.0%, slightly above the 54.1% posted for 1Q08.

LIQUID ASSETS	MACRO consolidated
In MILLION $	I08	II08	III08	IV08	I09

Cash	2,462.1	3,485.0	3,239.3	3,523.9	3,713.1
Guarantees for compensating chambers	178.6	183.0	183.6	208.5	214.8
Loans to AAA companies	188.3	788.8	719.6	319.5	359.6
Call	130.0	65.0	52.0	42.0	40.6
Repos	18.4	14.5	8.7	203.7	186.5
LEBAC / NOBAC	4,900.6	3,118.5	4,816.5	3,838.9	5,158.9
TOTAL	7,878.0	7,654.8	9,019.7	8,136.5	9,673.5

Liquid assets to total deposits	54.1%	51.4%	53.7%	51.4%	56.0%

SOLVENCY

In 1Q09, Banco Macro’s  excess capital was Ps.1.9 billion, a value higher than the required capital of Ps.1.4 billion.

1Q09 Results	Page 9 of 16

The capitalization ratio was 24.6%, well above the 10.5% minimum required by the Central Bank.

The main target for the Bank’s excess capital is growth, and consequently, a higher leverage of its balance sheet.

MIN.CAP.REQUIREMENT	MACRO consolidated
In MILLION $	I08	II08	III08	IV08	I09
Credit requirements	927	1,023	1,089	1,087	1,085
Market risk requirements	111	103	67	50	67
Interest rate requirements	118	165	185	205	239
Incremental requirements	148	11	0	0	0
Integrated capital	3,132	2,962	2,981	3,114	3,288
Excess capital	1,828	1,660	1,640	1,772	1,897

Capitalization ratio	27.3%	22.1%	19.7%	22.9%	24.6%

ASSET QUALITY

In 1Q09, Banco Macro’s non-performing loans to total loans ratio was 3.06%, representing a slight increase when compared to the previous quarter. This weakening in asset quality was expected by the Bank due to the slower growth rate of the Argentine economy, the Bank’s lower loan portfolio expansion and the nature of our consumer credit portfolio.

Although asset quality ratio continued to be relatively low in 1Q09, Banco Macro is committed to continue working in this area and keep excellent asset quality standards.

The coverage ratio was 121.16% in the first quarter of 2009.

ASSET QUALITY	MACRO consolidated
In MILLION $	I08	II08	III08	IV08	I09
Commercial portfolio	4,908.0	6,150.7	6,436.2	6,107.9	5,786.7
Irregular	67.6	60.6	61.8	107.0	115.6
Consumer portfolio	6,054.1	6,292.6	6,312.1	6,315.2	6,323.2
Irregular	150.4	191.4	198.5	219.0	255.4
Total portfolio	10,962.1	12,443.3	12,748.3	12,423.1	12,110.0
Irregular	218.0	252.0	260.4	326.0	370.9
Irregular / Total portfolio	1.99%	2.03%	2.04%	2.62%	3.06%
Total provisions	241.9	271.7	272.2	450.5	449.4
Coverage ratio w/allowances	110.95%	107.81%	104.56%	138.19%	121.16%

1Q09 Results	Page 10 of 16

CER EXPOSURE AND FOREIGN CURRENCY POSITION

CER EXPOSURE	MACRO consolidated
In MILLION $	I08	II08	III08	IV08	I09

CER adjustable ASSETS
Government Securities	0.0	0.0	0.0	63.0	184.5

Guaranteed loans	742.1	730.9	727.0	722.8	273.0
Loans to the private sector	60.4	59.7	54.6	48.9	44.6
Other loans	15.7	11.6	10.5	10.3	9.4
Loans	818.2	802.2	792.1	782.0	327.0

Leasing	4.2	4.3	3.8	2.6	2.7
Other loans	12.8	12.8	3.2	3.3	3.1
Total CER adjustable assets	835.2	819.3	799.1	850.9	517.3

CER adjustable LIABILITIES
Deposits	23.2	13.1	6.5	4.3	1.5
Other liabilities for financial intermediation	396.8	406.1	338.4	342.3	44.5
Subordinated debt	2.1	2.2	11.0	1.8	1.3
Total CER adjustable liabilities	422.1	421.4	355.9	348.4	47.3

NET ASSET CER EXPOSURE	413.1	397.9	443.2	502.5	470.0

FX CURRENCY POSITION	MACRO consolidated
In MILLION $	I08	II08	III08	IV08	I09

Cash	1,010.5	1,141.5	1,313.1	1,289.3	1,846.0
Government Securities	277.8	174.2	415.4	510.1	581.4
Loans	1,493.2	1,781.6	2,098.1	2,128.5	2,322.5
Other receivables from financial intermediation	163.2	298.7	390.0	413.2	408.2
Investments in other companies	1.3	0.4	0.5	0.5	0.6
Other receivables	24.4	52.3	52.9	57.6	79.5
Other assets	52.5	55.2	62.2	70.0	77.9
TOTAL ASSETS	3,022.9	3,504.0	4,332.2	4,469.2	5,316.1
Deposits	2,121.6	2,186.5	2,390.3	2,521.2	3,332.9
Other liabilities from financial intermediation	880.6	1,158.1	1,244.8	901.3	851.6
Other liabilities	4.7	3.9	9.2	8.3	20.4
Subordinated corporate bonds	502.2	468.9	495.7	519.9	572.6
TOTAL LIABILITIES	3,509.1	3,817.4	4,140.0	3,950.7	4,777.5

NET FX POSITION	-486.2	-313.4	192.2	518.5	538.6

1Q09 Results	Page 11 of 16

RELEVANT AND RECENT EVENTS

✓
On January 2009, the Bank subscribed an exchange agreement whereby it exchanged the PGN for a face value amount of US$109.3 and received Argentine bonds (Bonar) at the Badlar interest rate + 275 basis points.  The bonds are denominated  in Argentine pesos and mature in 2014 for a face value amount of Ps.340.2.  The bonds were recorded in unlisted government securities and listed government securities – Holdings in investment accounts for a face value amount of Ps.93.3 and Ps.246.8, respectively.

✓
In January and February 2009, the Bank decided to prepay Central Bank debt with PGNs in the amount of US$????..2 million or Ps.291.6 million.  This obligation was on the balance sheet of Nuevo Banco Suquía and Nuevo Banco Bisel before their acquisition by us.

✓	In February 2009, the Bank paid interest on unsubordinated Class 2 Notes for an amount of US$5 million or Ps.17.4 million.

✓
In March 2009, the Boards of Directors of Banco Macro S.A. and Nuevo Banco Bisel S.A. entered into a “Preliminary Merger Agreement", whereby Nuevo Banco Bisel S.A. will merge with and into Banco Macro S.A. The approval process for the merger is still pending approval by the shareholders’ meetings of both banks.

✓	In April 2009 the Ordinary and Extraordinary General Meeting was held, where authorization was given for the following:

o
to postpone until May 12th, 2009, the evaluation of cash dividend distribution (subject to the authorization from the Central Bank of the Republic of Argentina and the application of retained earnings for the fiscal year 2008).

o	to extend the Share Buy Back Program (ordinary shares class B), until April 30th, 2009.
o
to reduce the Bank's subscribed and paid-in capital stock in an amount up to Ps.60 million, representing 60 million Class B shares, with a face value of $1 (one Argentine peso) each, and the right to one vote per share or the lower amount of shares that the Bank had acquired during the Share Buy Back Program.

✓
As of April 29th, 2009, Banco Macro has repurchased 90.6 million ordinary shares Class B (including ADSs), totaling Ps.437.4 million pursuant to the terms and conditions established in the Share Buy Back Program launched on January 8, 2008.

✓	Additionally, as of May 6th, 2009, the Bank has repurchased “Class 2” and “Class 3” Notes for a nominal value of US$ 43.6 million and US$ 33.2 million, respectively.

✓
As of May 7th, 2009, the Bank’s Board of Directors has requested authorization from the Buenos Aires Stock Exchange to reduce the Bank’s Capital Stock to Ps. 30,641,692, which is representative of 30,641,692 Class B shares with a par value of Ps. 1 (one Peso) each and entitled to 1 (one) vote per share.

1Q09 Results	Page 12 of 16

QUARTERLY CONFERENCE CALL

A conference call to discuss this press release will be held on May 12, 2009 at 1:00 p.m. Buenos Aires time (12:00 a.m., New York time), with the presence of Jorge Pablo Brito (Member of the Executive Committee), Guillermo Stanley (Board Member), Guillermo Goldberg (Deputy General Manager) and Jorge Scarinci, (Finance and Investor Relations Manager).  Dial in information:

(877) 719-9795 (Within the U.S.)

(719) 325-4838 (Outside the U.S.)

Conference ID: 4061819

DISCLAIMER

This press release includes forward-looking statements.  We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business.  Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things: inflation; changes in interest rates and the cost of deposits; government regulation; adverse legal or regulatory disputes or proceedings; credit and other risks of lending, such as increases in defaults by borrowers; fluctuations and declines in the value of Argentine public debt; competition in banking, financial services; deterioration in regional and national business and economic conditions in Argentina; and fluctuations in the exchange rate of the peso.

The words “believe,” “may”, “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements.  Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition.  Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors.  In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this press release might not occur and are not guarantees of future performance.

This report is a summary analysis of Banco Macro's financial condition and results of operations as of and for the period indicated.  For a correct interpretation, this report must be read in conjunction with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gov.ar), the Securities and Exchange Commission (www.sec.gov), the Bolsa de Comercio de Buenos Aires (www.bolsar.com.ar) and the New York Stock Exchange (www.nyse.com).  In addition, the Central Bank (www.bcra.gov.ar) may publish information related to Banco Macro as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish.  Consequently, any matters of interpretation should be referred to the original version in Spanish.

INVESTOR RELATIONS CONTACTS:

In Buenos Aires:
Jorge Scarinci, CFA
Finance and Investor Relations Manager
Tel: +5411-5222-6730

E-mail: investorelations@macro.com.ar	visit our website at: www.macro.com.ar

1Q09 Results	Page 13 of 16

QUARTERLY BALANCE SHEET	MACRO consolidated
In MILLION $	I08	II08	III08	IV08	I09

ASSETS	21,606.6	21,170.7	23,623.6	22,425.0	24,761.8
Cash	2,462.1	3,485.0	3,239.3	3,523.9	3,713.1
Government Securities	5,715.1	3,600.7	5,497.0	4,779.3	6,525.2
LEBAC/NOBAC	4,900.6	3,118.5	4,816.5	3,838.9	5,158.9
Other	814.5	482.2	680.5	940.4	1,366.3
Loans	10,044.8	11,436.9	11,731.5	11,280.0	10,850.7
to the non-Financial Government Sector	745.1	733.8	866.6	744.5	291.3
to the Financial Sector	183.5	97.9	115.4	80.4	73.5
to the non-financial private sector	9,339.9	10,858.7	11,009.7	10,893.4	10,922.9
-Overdrafts	1,116.7	2,022.5	1,916.2	1,556.4	1,482.1
-Discounted documents	1,058.8	1,093.5	1,397.2	1,348.6	1,285.8
-Mortgages	621.6	722.9	736.5	738.6	752.0
-Pledges	362.7	378.3	340.9	339.9	337.8
-Consumer	3,521.8	3,744.1	3,813.9	3,806.4	3,806.7
-Credit cards	780.6	833.4	816.6	869.1	859.1
-Other	1,741.4	1,925.6	1,846.8	2,071.9	2,222.6
- Less: int. doc., cotiz dif.	136.3	138.4	141.6	162.4	176.8
Allowances	-223.7	-253.5	-260.2	-438.3	-437.0
Other receivables from financial intermediation	1,902.8	1,216.2	1,751.5	1,454.1	2,253.2
Investments in other companies	10.4	9.7	28.6	10.5	10.6
Other receivables	257.7	238.0	254.7	251.8	299.8
Other assets	1,213.7	1,184.2	1,121.0	1,125.5	1,109.3
LIABILITIES	18,757.3	18,404.2	20,883.7	19,608.4	21,841.8
Deposits	14,552.5	14,907.0	16,785.3	15,828.4	17,286.3
From the non-financial government sector	2,132.7	2,466.3	2,986.7	3,938.0	4,247.5
From the financial sector	9.7	9.9	13.6	22.4	16.1
From the non-financial private sector	12,410.1	12,430.8	13,785.0	11,868.0	13,022.7
-Checking accounts	2,552.9	2,536.4	2,715.2	2,581.1	2,549.0
-Savings accounts	2,610.5	2,559.5	2,621.3	2,716.9	2,642.4
-Time deposits	6,667.4	6,776.8	7,884.4	6,031.9	7,293.9
-Other	579.3	558.1	564.1	538.1	537.4
Other liabilities from financial intermediation	3,197.0	2,595.9	3,126.8	2,714.9	3,238.8
Subordinated corporate bonds	504.4	471.1	507.4	521.7	573.9
Other liabilities	503.4	430.2	464.2	543.4	742.7

STOCKHOLDERS´ EQUITY	2,849.3	2,766.5	2,740.0	2,816.6	2,920.0

LIABILITIES + STOCKHOLDERS´ EQUITY	21,606.6	21,170.7	23,623.6	22,425.0	24,761.8

1Q09 Results	Page 14 of 16

QUARTERLY INCOME STATEMENT	MACRO consolidated
In MILLION $	I08	II08	III08	IV08	I09

Financial income	603.7	699.3	734.1	992.9	925.2
Interest on cash and due from banks	2.5	1.7	1.6	1.2	0.1
Interest on loans to the financial sector	2.6	3.9	4.9	4.2	3.3
Interest on overdrafts	56.6	77.4	100.4	122.8	99.3
Interest on documents	36.7	37.8	54.2	56.2	57.1
Interest on mortgages	21.3	22.9	26.0	26.9	26.9
Interest on pledges	15.2	15.9	16.6	16.8	16.4
Interest on credit cards	20.6	24.5	32.1	40.8	47.1
Interest on other loans	220.3	240.4	268.9	303.2	300.1
Income from government & private securities	139.6	156.4	122.6	222.7	184.2
Net options results	0.0	0.0	0.1	0.2	0.0
Results of guaranteed loans	9.0	9.2	9.3	9.5	3.2
Interest on other receivables from fin. intermediation	6.2	3.7	3.6	0.9	0.0
CER adjustment	22.4	21.6	14.3	12.2	5.0
CVS adjustment	0.2	0.2	0.2	0.2	0.2
Difference in Foreign Exchange	12.0	47.0	21.0	63.1	46.4
Other	38.4	36.7	58.3	112.0	135.9
Financial expense	-248.8	-300.7	-366.7	-425.8	-428.6
Interest on checking accounts	-4.0	-3.4	-4.7	-5.6	-4.8
Interest on saving accounts	-3.4	-3.3	-3.2	-4.6	-4.0
Interest on time deposits	-165.7	-186.6	-270.4	-311.2	-334.3
Interest on loans from the financial sector	-1.0	-0.8	-1.3	-0.8	-0.5
Interest on other loans from the financial sector	0.0	-0.1	0.1	0.0	0.0
Interest on subordinated notes	-11.8	-11.5	-11.7	-12.5	-13.1
Other Interest	-2.3	-2.4	-2.1	-2.0	-1.1
Net Income from options	-0.3	0.1	0.2	0.0	0.0
Interest on other receivables from fin. intermediation	-23.9	-22.0	-22.5	-22.7	-22.1
CER adjustments	-11.4	-10.5	-6.4	-4.6	-1.9
Deposits guarantee fund	-6.0	-6.2	-6.7	-7.0	-7.1
Other Interest	-19.0	-54.0	-38.0	-54.7	-39.7
Net financial income	354.9	398.6	367.4	567.0	496.7
Provision for loan losses	-28.7	-43.2	-25.0	-200.7	-25.7

Fee income	196.8	218.1	228.8	248.0	252.1
Fee expense	-43.5	-43.6	-39.6	-45.7	-54.3
Net fee income	153.3	174.5	189.2	202.3	197.7

Administrative expense	-301.8	-296.3	-297.8	-315.5	-359.1
Minority interest	-0.6	-0.7	-1.1	-1.0	-0.7
Net other income	12.8	-12.9	11.5	15.1	2.4
Earnings before income tax	189.9	220.0	244.2	267.3	311.1
Income tax	-38.3	-59.0	-80.9	-83.0	-155.2

Net income	151.6	161.0	163.2	184.3	156.0

1Q09 Results	Page 15 of 16

QUARTER ANNUALIZED RATIOS	MACRO consolidated
	I08	II08	III08	IV08	I09

Profitability & performance
Net interest margin	7.8%	7.7%	7.2%	10.4%	8.6%
Fee income ratio	30.2%	30.5%	34.0%	26.3%	28.5%
Efficiency ratio	59.4%	51.7%	53.5%	41.0%	51.7%
Fee income as a percentage of adm expenses	50.8%	58.9%	63.5%	64.1%	55.1%
Return on average assets	3.0%	3.1%	2.9%	3.3%	2.6%
Return on average equity	22.0%	23.6%	24.2%	26.7%	21.7%
Liquidity
Loans as a percentage of total deposits	70.6%	78.4%	71.4%	74.0%	65.3%
Liquid assets as a percentage of total deposits	54.1%	51.4%	53.7%	51.4%	56.0%
Capital
Total equity as a percentage of total assets	13.2%	13.1%	11.6%	12.6%	11.8%
Regulatory capital as a percentage of risk weighted assets	27.3%	22.1%	19.7%	22.9%	24.6%
Asset Quality
Allowances over total loans	2.2%	2.2%	2.2%	3.7%	3.9%
Non-performing loans as a percentage of total loans	2.0%	2.0%	2.0%	2.6%	3.1%
Allowances as a percentage of non-performing loans	111.4%	107.0%	106.7%	141.8%	123.6%
Amparos as a percentage of average equity	3.3%	3.2%	1.3%	1.3%	1.3%

1Q09 Results	Page 16 of 16

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 11, 2009

MACRO BANK INC.

By: /s/
Name: Luis Cerolini
Title: Director